U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2000



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)

                      Inquires concerning this Form U-9C-3
                           may be directed to either:

                                Teresa S. Madden
                                   Controller
                           New Century Energies, Inc.
                           1225 17th Street, Suite 900
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 1200
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2000

                                Table of Contents

                                                                           Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      4

Item 3.  Associated Transactions                                             4

Item 4.  Summary of Aggregate Investment                                     6

Item 5.  Other Investments                                                   6

Item 6.  Financial Statements and Exhibits                                   7

SIGNATURE                                                                    8

Item 1. - ORGANIZATION CHART

                                                                                     Percentage
                                                                                         of
          Name of                    Energy or                                         Voting             Nature
         Reporting                  Gas Related      Date of          State of       Securities             Of
          Company                     Company      Organization     Organization       Held              Business
          -------                     -------      ------------     ------------       ----              --------

New Century Energies, Inc.
 ("NCE")(a)
---------------------------------------------------------------------------------------------------------------------------------
  NC Enterprises, Inc. (a)
---------------------------------------------------------------------------------------------------------------------------------
   New Century-Cadence, Inc. (a)     Energy         August 28,          CO              100%        Holds energy-related company
                                     related          1997
-----------------------------------------------------------------------------------------------------------------------------------
     Cadence Network, LLC            Energy         September 3,        DE               15%        Energy management and
                                     related          1997                                          consulting services; also
                                                                                                    brokering and marketing of
                                                                                                    energy commodities
-----------------------------------------------------------------------------------------------------------------------------------
   The Planergy Group, Inc.(a)       Energy         January 2,          TX              100%        Holds energy-related
                                     related          1990                                          companies
-----------------------------------------------------------------------------------------------------------------------------------
     Planergy, Inc. (a)              Energy         August 19,          TX              100%        Energy management and
                                     related          1977                                          consulting services
-----------------------------------------------------------------------------------------------------------------------------------
     Planergy Services, Inc.(a)      Energy         July 30,            DE              100%        Energy management and
                                     related          1987                                          consulting services
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Engineering              Energy-        August 14,          TX              100%        Holds energy-related
      Corporation                    related          1985                                          companies and is engaged in
                                                                                                    engineering, design and
                                                                                                    construction management, and
                                                                                                    invests in/developing
                                                                                                    cogeneration and
                                                                                                    energy-related projects
-----------------------------------------------------------------------------------------------------------------------------------
     Universal Utility               Energy-        May 2, 1996          TX              100%       Provides electric generation
      Services Company               related                                                        services/maintenance
-----------------------------------------------------------------------------------------------------------------------------------
     Precision Resource Company      Energy-        May 6, 1996          TX              100%       Provides energy-contract
                                     related                                                        personnel service
-----------------------------------------------------------------------------------------------------------------------------------
     Quixx Corporation               Energy-        August 14,           TX              100%       Invests  in/developing
                                     related         1985                                           cogeneration and
                                                                                                    energy-related projects
-----------------------------------------------------------------------------------------------------------------------------------
      Quixx Louisville, L.L.C.       Energy-        March 14,            DE              100%       Owns and operates gas-fired
                                     related         1994                                           boilers
-----------------------------------------------------------------------------------------------------------------------------------
      Windpower Partners 1994,       Energy-        December 30,         DE            24.67%       Owns and operates Wind
        L.P. (LP)                    related         1994                                           generation facility
-----------------------------------------------------------------------------------------------------------------------------------
      Quixx Mustang Station,         Energy-        October 4,           DE              100%       Holds energy-related
       Inc.                          related         1996                                           companies
-----------------------------------------------------------------------------------------------------------------------------------
      Denver City Energy             Energy-        November 6,          DE              0.5%       Owns interest in gas-fired
       Associates, L.P./GP           related         1996                                           combined facility, Mustang
                                                                                                    Station
-----------------------------------------------------------------------------------------------------------------------------------
      Quixx WPP94, Inc.              Energy-        December 16,         TX              100%       Holds energy-related
                                     related         1994                                           companies
-----------------------------------------------------------------------------------------------------------------------------------
      Windpower Partners 1994,       Energy-        December 30,         TX             0.33%       Operates Wind generation
       L.P. (GP)                     related         1994                                           facility
-----------------------------------------------------------------------------------------------------------------------------------
      Quixx Power Services,          Energy-        October 13,          TX              100%       Operates/maintains
       Inc.                          related         1993                                           cogeneration facilities
-----------------------------------------------------------------------------------------------------------------------------------
      Quixx Resources, Inc.          Energy-        December 8,          NV              100%       Holds energy-related
                                     related         1995                                           companies

                                       1

                                                                                     Percentage
                                                                                         of
          Name of                    Energy or                                         Voting             Nature
         Reporting                  Gas Related      Date of          State of       Securities             Of
          Company                     Company      Organization     Organization       Held              Business
          -------                     -------      ------------     ------------       ----              --------
       Borger Energy                 Energy-        May 6, 1997          DE             44.5%       Owns interest in gas-fired
        Associates, L.P. (LP)        related                                                        cogeneration facility,
                                                                                                    Blackhawk station
----------------------------------------------------------------------------------------------------------
       Denver City Energy            Energy-        November 6,          DE             49.5%       Owns interest in gas-fired
        Associates, L.P.(LP)         related          1996                                          combined facility, Mustang
                                                                                                    station
----------------------------------------------------------------------------------------------------------
      Quixx Borger Cogen, Inc.       Energy-        March 13,            DE              100%       Holds energy-related
                                     related         1997                                           companies
----------------------------------------------------------------------------------------------------------
        Borger Energy                Energy-        May 6, 1997          DE             0.45%       Owns interest in gas-fired
         Associates, L.P. (GP)       related                                                        combined facility, Blackhawk
                                                                                                    station
----------------------------------------------------------------------------------------------------------
      Quixxlin Corp.                 Energy-        July 16, 1997        DE              100%       Holds energy-related
                                     related                                                        companies
----------------------------------------------------------------------------------------------------------
        Quixx Linden, L.P. (GP)      Energy-        June 25, 1996        TX             0.50%       Owns and operates gas-fired
                                     related                                                        cogeneration facility
----------------------------------------------------------------------------------------------------------
        Quixx Linden, L.P. (LP)      Energy-        June 25, 1996        TX             49.5%       Owns and operates gas-fired
                                     related                                                        cogeneration facility
----------------------------------------------------------------------------------------------------------
   Natural Station Equipment,        Energy-        January 1,           DE              100%       Manufactures natural gas
     LLC                             related         1999                                           equipment
----------------------------------------------------------------------------------------------------------
    e prime, inc.                    Energy-        January 30,          CO              100%       Holds energy-related
                                     related         1995                                           companies and engages in
                                                                                                    energy marketing, trading
                                                                                                    and providing energy services
----------------------------------------------------------------------------------------------------------
     Young Gas Storage Company       Energy-        July 6, 1993         DE              100%       Hold energy-related company
                                     related
----------------------------------------------------------------------------------------------------------
           Young Gas Storage         Energy-        June 30, 1993        CO             47.5%       Owns & operates underground
            Company, Ltd.            related                                                        gas storage facilities
----------------------------------------------------------------------------------------------------------
     Texas-Ohio Pipeline, Inc.       Energy-        June 22, 1990        TX              100%       Owns and operates gas
                                     related                                                        pipeline
----------------------------------------------------------------------------------------------------------
     Johnstown Cogeneration          Energy-        February 8,          CO               50%       Operates cogeneration
       Company, L.L.C.               related             1996                                       facility
----------------------------------------------------------------------------------------------------------
     e prime Energy Marketing,       Energy-        March 3, 1997        CO              100%       Provides energy-related
       Inc.(new)                     related                                                        services
----------------------------------------------------------------------------------------------------------
     e prime Florida, Inc.           Energy-        October 18,          CO              100%       Provides retail gas
                                     related         1999                                           marketing services
----------------------------------------------------------------------------------------------------------
     e prime Georgia, Inc.           Energy-        June 10, 1999        GA              100%       Provides retail gas
                                     related                                                        marketing services
----------------------------------------------------------------------------------------------------------
  Public Service Company of
    Colorado ("PSCo")
----------------------------------------------------------------------------------------------------------
    Colorado Natural Fuels, LLC      Energy          December 17,        CO              100%       Hold energy-related companies
                                     related          1999
----------------------------------------------------------------------------------------------------------
     Natural Fuels Company, LLC      Energy          January 1,          DE              100%       Engages in natural gas
                                     related         1999                                           distribution and provides
                                                                                                    refueling station/natural
                                                                                                    gas distribution equipment

(a)   Directly and/or indirectly holds securities in energy-related companies.
LP: Limited Partner, GP: General Partner.

            Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network, LLC. Cadence Network, LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

The Planergy Group, Inc. and subsidiaries - The Planergy Group, Inc. consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Utility Engineering Corporation ("UE") - UE is engaged in engineering, design, construction management and other miscellaneous services. UE currently has three wholly-owned subsidiaries - Universal Utility Services Company, Precision Resource Company, and Quixx Corporation ("Quixx"). Universal Utility Services Company provides cooling tower maintenance and repair, certain other industrial plant improvement services, and engineered maintenance of high voltage plant electric equipment. Precision Resource Company provides contract professional and technical resources for customers in the energy industrial sectors. On January 1, 2000, UE acquired Quixx Corporation and its subsidiaries from NC Enterprises at net book value, aggregate value of approximately $74 million.
Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx also finances the sale of heat pumps. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden, L.P. - Quixx Linden, L.P. owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. This facility commenced cogeneration operations in October 1999. It is estimated that final completion of this facility will be in early 2000. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

Colorado Natural Fuels, LLC - Colorado Natural Fuels, LLC was formed in December 1999 and owns 100% of Natural Fuels Company LLC ("NATCO"). NATCO is engaged in the sale of compressed natural gas as a transportation fuel to retail markets and the conversion of vehicles for natural gas usage. Colorado Natural Fuels, LLC is a wholly-owned subsidiary of PSCo.

Natural Station Equipment LLC ("STATCO") - STATCO assembles, packages and sells equipment (large compressors, heavy steel storage vessels, and fuel dispensers) to the national and international natural gas industry for their construction and operation of natural gas fueling stations.

e prime, inc.("e prime") - e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company, L.L.C. ("Johnstown") - Johnstown is electric cogeneration facility which e prime owns a 50% general partnership interest.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company                          Company                             Amount of
Contributing                     Receiving                            Capital
Capital                          Capital                           Contribution
-------                          -------                           ------------
Cadence Network, LLC, executive  Cadence Network, LLC                   $ 5

e prime, inc.                    Johnstown Cogeneration Company,       $ 38
                                  L.L.C.

PSCo                             Colorado Natural Fuels, LLC           $615

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company     Associate Company        Types of Services Rendered      Direct     Indirect   Cost       Total
Rendering             Receiving                                                Costs      Costs       of        Amount
Services              Services                                                 Charged    Charged    Capital    Billed
--------              --------                  -------------------------      -------    -------    -------    ------
UE                    PSCo                     Engineering/Utility
                                               Professional Services           $20,577    $   -       $  -       $20,577

UE                    Southwestern Public      Engineering/Utility               2,259        -           -        2,259
                      Service Co.              Professional Services

UE                    New Century Services,    Engineering Professional          1,580        -           -        1,580
                      Inc.                     Services

Colorado Natural      PSCo                     Gas  sales  and  gas  equipment      10        -           -           10
 Fuels LLC.                                    maintenance


e prime               PSCo                     Gas purchased                     8,200        -           -        8,200


Part II. - Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting              Associate
Company                Company                   Types of                        Direct     Indirect  Cost      Total
Receiving              Rendering                 Services                        Costs      Costs      Of      Amount
Services               Services                  Rendered                        Charged    Charged  Capital   Billed
--------               --------                  --------                        -------    -------  -------   ------
Cadence Network, LLC   New  Century  Services,   Administrative support; mgmt      $ 18      $  3      $ 1       $ 22
                       Inc.                      services

Planergy Group         New  Century  Services,   Administrative support; mgmt        29        40        4         73
                       Inc.                      services

Quixx Linden, L.P.     Quixx Power Services      Power plant operating management   600         -        -        600
                                                 fee and expenses

Quixx Linden, L.P.     Quixx Corporation         Partnership management fee          25         -        -         25


Utility Engineering    New Century Services,     Administrative support; mgmt       357       359       32        748
Corporation            Inc.                      services

Natural Station        New Century Services,     Administrative support; mgmt        18        10        -         28
Equipment, LLC          Inc.                     services

Natural Station        PSCo                      Utilities Services                   2         -        -          2
Equipment, LLC

Colorado Natural       PSCo                      Gas transportation                  48         -        -         48
Fuels LLC.                                       parts/services

e prime, inc.          New  Century  Services,   Administrative   support;  mgmt     97        95        9        201
                       Inc.                      services

e prime, inc.          PSCo                      Gas transportation services      1,891         -        -      1,891

e prime, inc.          PSCo                      Compressor - Usage                  33         -        -         33


Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

  Total consolidated capitalization as of
    June 30, 2000                                $ 5,508,800              Line 1

  Total capitalization multiplied by 15%
  (Line 1 multiplied by 0.15)                        826,320              Line 2

  Greater of $50 million or line 2                              $826,320  Line 3

  Total current aggregate investment:
  (categorized by major line of energy-
   related business)
    Energy management services (Category I)          18,973
    Compressed natural gas services (Category III)    4,361
    Brokering/Marketing  services (Category V)       10,000
    Developing/Ownership QF's (Category VIII)         3,451
                                                      -----
       Total current aggregate investment                         36,785  Line 4
                                                                 -------

  Difference between the greater of $50 million or 15% of
  capitalization and the total aggregate investment of the
  registered holding company system                             $789,535  Line 5
  (line 3 less line 4)                                          ========


Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS (in thousands)

                                   Other             Other
Major Line                         Investment        Investment         Reason for
of Energy-Related                  in Last           in This            Difference in
Business (a)                       U-9C-3 Report     U-9C-3 Report      Other Investment
------------                       -------------     -------------      ----------------
Brokering/Marketing services           27,199          $ 27,199


Engineering and related services       11,463            11,463


Developing/Ownership QF's              85,713            85,713



(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies' investments were subsidiaries, directly or indirectly, of NC Enterprises, which were created in conjunction with the formation of NCE, effective August 1, 1997.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-3 Financial statements of Quixx Linden, L.P. for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-4 Financial  statements of Utility  Engineering  Corporation and
      subsidiaries   for  the  quarter   ended  June  30,  2000  -  filed  under
      confidential treatment pursuant to Rule 104(b).

      Exhibit A-5 Financial statements of Natural Station Equipment LLC for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-6 Financial statements of e prime, inc. and subsidiaries for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-7 Financial statement of Johnstown Cogeneration Company, L.L.C. for the quarter ended June 30, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-8 Financial statement of Colorado Natural Fuels, LLC for the quarter ended June 30, 2000- filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

      NONE

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.


                                                      By /s/ Teresa S. Madden
                                                         --------------------
                                                      Teresa S. Madden
                                                      Controller


August 28, 2000

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the first quarter of 2000 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO  80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY  82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas  78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM  87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS  66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK  73105